July 27, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Jane Park

Re:	Omega Therapeutics, Inc.

Registration Statement on Form S-1

Filed July 9, 2021

Registration No. 333-257794

Dear Ms. Park:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 29, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Omega Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Omega Therapeutics, Inc.

By:	/s/ Mahesh Karande
Mahesh Karande
President and Chief Executive Officer

cc:	Wesley Holmes, Esq.

Peter Handrinos, Esq.